UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

INTERNATIONAL COAL GROUP, INC.
(Name of Subject Company)

ATLAS ACQUISITION CORP.
ARCH COAL, INC.
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
45928H106
(CUSIP Number of Class of Securities)

Robert G. Jones
Senior Vice President — Law, General Counsel & Secretary
Jon S. Ploetz
Assistant General Counsel and Assistant Secretary
One CityPlace Dr., Suite 300
St. Louis, MO 63141
(314) 994-2700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Mario A. Ponce
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-63954
Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$3,044,605,405.88	$353,478.69

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $14.60, the per share tender offer price, multiplied by the sum of (1) 204,175,202, the number of shares of common stock issued and outstanding (including 1,099,651 shares of restricted stock and not including 96,914 shares of common stock held in treasury), and (2) 353,927, the number of shares of common stock subject to issued and outstanding restricted share unit awards, plus (b) an amount equal to 6,315,348, the number of shares of common stock subject to outstanding stock options with an exercise price less than $14.60, multiplied by the difference of $14.60 and $5.34, the average weighted exercise price of the outstanding stock options with exercise prices less than $14.60. The share figures in this transaction valuation are as of May 12, 2011, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $353,478.69.
Form or Registration No.: Schedule TO.
Filing Party: Arch Coal, Inc. and Atlas Acquisition Corp.
Date Filed: May 16, 2011.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on May 16, 2011 and is filed by (i) Atlas Acquisition Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Arch Coal, Inc., a Delaware corporation (“Arch”), and (ii) Arch. The Schedule TO relates to the offer by Merger Sub to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of International Coal Group, Inc., a Delaware corporation (“ICG”), at $14.60 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are included as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
Item 7. Source and Amount of Funds or Other Consideration.
     Item 7 of the Schedule TO is hereby amended and supplemented by adding the below to Section 10—“Source and Amount of Funds”:
     “On May 31, 2011, Arch announced in a press release that it has commenced a private offering of $2.0 billion aggregate principal amount of senior notes due 2019 and senior notes due 2021 (together, the “Notes”). Arch plans to use the net proceeds of the offering to partially fund Arch’s acquisition of ICG and related matters. Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements, including the consummation of the Notes offering.
     Arch also announced on May 31, 2011 that it has commenced a public offering of 44.0 million shares of its common stock, plus an underwriters’ over-allotment option of 6.6 million shares. Arch plans to use the net proceeds of the offering to partially fund Arch’s acquisition of ICG and related matters.
     None of the foregoing description of the Notes offering or the common stock offering shall constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities.”
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented by revising and restating in its entirety the second paragraph of the subsection captioned “Antitrust Compliance” within Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase to read as follows:
     “Each of Arch and ICG filed a Premerger Notification and Report Form, as described above, with the FTC and the Antitrust Division for review in connection with the Offer on May 16, 2011. At 11:59 p.m., New York City time, on May 31, 2011, the waiting period applicable to the purchase of Shares pursuant to the Offer expired. The expiration of the waiting period under the HSR Act satisfies one of the conditions of the Offer, which is that any waiting period (and any extensions thereof) under the HSR Act applicable to the Offer will have expired or been terminated. See Section 15—“Conditions to the Offer”.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(F)	Press Release issued by Arch Coal, Inc. on May 31, 2011

(a)(5)(G)	Press Release issued by Arch Coal, Inc. on May 31, 2011

(a)(5)(H)	Joint Press Release issued by Arch Coal, Inc. and International Coal Group, Inc. on June 1, 2011

SIGNATURES
     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 2011 ATLAS ACQUISITION CORP.
By:	/s/ James E. Florczak
	Name:	James E. Florczak
	Title:	Vice President & Treasurer

ARCH COAL, INC.
By:	/s/ Robert G. Jones
	Name:	Robert G. Jones
	Title:	Senior Vice President — Law, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated May 16, 2011.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement published in The Wall Street Journal on May 16, 2011.*

(a)(5)(A)
Joint Press Release issued by Arch Coal, Inc. and International Coal Group, Inc. on May 2, 2011 (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).

(a)(5)(B)	Transcript of Investor Call regarding announcement of Merger Agreement (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Arch Coal, Inc. on May 3, 2011).

(a)(5)(C)	Investor Presentation (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Arch Coal, Inc. on May 3, 2011).

(a)(5)(D)	Joint Press Release issued by Arch Coal, Inc. and International Coal Group, Inc. on May 16, 2011.*

(a)(5)(E)	Memorandum of Understanding, dated as of May 26, 2011*

(a)(5)(F)	Press Release issued by Arch Coal, Inc. on May 31, 2011

(a)(5)(G)	Press Release issued by Arch Coal, Inc. on May 31, 2011

(a)(5)(H)	Joint Press Release issued by Arch Coal, Inc. and International Coal Group, Inc. on June 1, 2011

(b)(1)
Debt Commitment Letter dated as of May 2, 2011 by and among Morgan Stanley Senior Funding, Inc., PNC Bank, National Association, PNC Capital Markets LLC and Arch Coal, Inc. (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Arch Coal, Inc. on May 3, 2011).

(d)(1)
Agreement and Plan of Merger dated as of May 2, 2011 among Arch Coal, Inc., Atlas Acquisition Corp. and International Coal Group, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).

(d)(2)
Tender and Voting Agreement dated as of May 2, 2011 by and among Arch Coal, Inc., Atlas Acquisition Corp. and certain stockholders of International Coal Group, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).

(d)(3)
Tender and Voting Agreement dated as of May 2, 2011 by and among Arch Coal, Inc., Atlas Acquisition Corp. and certain stockholders of International Coal Group, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).

(d)(4)	Non-Disclosure Agreement dated as of February 25, 2011 between International Coal Group, Inc. and Arch Coal, Inc.*

(d)(5)	Letter Agreement dated as of March 15, 2011 between International Coal Group, Inc. and Arch Coal, Inc.*

(d)(6)	Amendment to Agreement and Plan of Merger, dated as of May 26, 2011 among Arch Coal, Inc., Atlas Acquisition Corp. and International Coal Group, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.